(Reference Translation)

May 8, 2013

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Tetsuya Otake, Managing Officer

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 8, 2013, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to propose an agenda asking for authorization to distribute dividends from surplus, with record date dated March 31, 2013, at the 109th Ordinary General Shareholders’ Meeting to be held on June 14, 2013. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Amount to be proposed as Year-end dividend for FY 2013	Most recent dividend forecast	Year-end dividend paid for FY 2012
Record Date	March 31, 2013	March 31, 2013	March 31, 2012
Dividend per share	60.00 yen	Not reported	30.00 yen
Total amount of dividends	190,045 million yen	—	95,004 million yen
Effective date	June 17, 2013	—	June 18, 2012
Source of dividends	Retained earnings	—	Retained earnings

2.      Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continue to pay stable dividends with a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, TMC plans to propose a year-end dividend of 60 yen per share, and an annual dividend of 90 yen per share, combined with the interim dividend of 30 yen per share.

(Reference)

Details of Dividends through the fiscal year

Dividend per share (yen)
Record date	End of interim period	End of fiscal period	Total
Dividends for FY2013 (ended March 31, 2013)	30.00	60.00(plan)	90.00(plan)
Dividends for FY2012 (ended March 31, 2012)	20.00	30.00	50.00